SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 4)1
TransAtlantic Petroleum Corp.

(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
893522 20 1

(CUSIP Number)
Dalea Management, LLC
4801 Gaillardia Parkway
Suite 225
Oklahoma City, Oklahoma 73142
Attention: Matthew McCann
(405) 286-6324

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2008

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

1	NAMES OF REPORTING PERSONS Dalea Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,861,639 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,861,639 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,861,639 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAMES OF REPORTING PERSONS Dalea Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		55,861,639 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

55,861,639 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,861,639 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

36.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS Riata TransAtlantic LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,150,028 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,150,028 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,150,028 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.70%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS Longfellow Energy, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

49,583,333 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1	NAMES OF REPORTING PERSONS Deut 8, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,583,333 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

49,583,333 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,583,333 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS N. Malone Mitchell, 3rd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		16,666 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		106,595,000 Common Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		16,666 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

106,595,000 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,611,666 Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 to Schedule 13D (this “Fourth Amendment”) amends and restates the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008 and Amendment No. 3 on September 29, 2008.
Item 1. Security and Issuer.
This Fourth Amendment relates to the common shares, no par value, of TransAtlantic Petroleum Corp., a body corporate incorporated under the laws of the Province of Alberta (the “Issuer”). The address of the principal executive office of the Issuer in Canada is Suite 1840,444 – 5th Ave. SW, Calgary, Alberta T2P 2T8. The address of the principal executive office of the Issuer in the United States is 5910 N. Central Expressway, Suite 1755, Dallas, Texas 75206.
Item 2. Identity and Background
This Fourth Amendment is being filed by and on behalf of Dalea Partners, LP, an Oklahoma limited partnership (“Dalea Partners”), Dalea Management, LLC, an Oklahoma limited liability company (“Dalea Management”), Riata TransAtlantic LLC, an Oklahoma limited liability company (“Riata TransAtlantic”), Longfellow Energy, LP, a Texas limited partnership (“Longfellow”), Deut 8, LLC, a Texas limited liability company (“Deut 8”), and N. Malone Mitchell, 3rd, an individual resident of the State of Oklahoma (“Mitchell”). Dalea Partners, Dalea Management, Riata TransAtlantic, Longfellow, Deut 8 and Mitchell are collectively referred to herein as the “Reporting Persons” unless otherwise noted.
Dalea Partners is a limited partnership organized under the laws of the State of Oklahoma. Its principal business is to make investments.
Dalea Management is a limited liability company organized under the laws of the State of Oklahoma. Its principal business is to manage Dalea Partners.
Riata TransAtlantic is a limited liability company organized under the laws of the State of Oklahoma. Its principal business is to make investments.
Longfellow is a limited partnership organized under the laws of the State of Texas. Its principal business is to engage in the exploration and development of oil and gas reserves in the United States of America.
Deut 8 is a limited liability company organized under the laws of the State of Texas. Its principal business is to manage Longfellow.
Mitchell is a citizen of the United States of America. Mitchell is actively engaged in ranching and all aspects of the oil and gas business and is engaged in managing personal and family investments.
The address of the principal office of the Reporting Persons, other than Longfellow, is 4801 Gaillardia Parkway, Suite 350, Oklahoma City, Oklahoma 73142.

The address of the principal office of Longfellow is 4801 Gaillardia Parkway, Suite 225, Oklahoma City, Oklahoma 73142.
During the last five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On April 8, 2008, Dalea Partners, Dalea Management and Mitchell acquired beneficial ownership of 10,000,000 shares of common stock of the Issuer at a price of Cdn. $0.30 per share and an aggregate purchase price of Cdn. $3,000,000 (the “First Investment Shares”). On May 30, 2008, Dalea Partners, Dalea Management, Riata TransAtlantic and Mitchell acquired beneficial ownership of an additional 12,630,000 shares of common stock of the Issuer at a price of Cdn. $0.36 per share and an aggregate purchase price of Cdn. $4,546,800 (the “Second Investment Shares”). On June 17, 2008, Mitchell exercised stock options to acquire 16,666 shares of common stock of the Issuer at a price of $1.23 per share (the “Option Shares”).
On December 30, 2008, Longfellow sold the Issuer all of the outstanding shares of Longe Energy Limited, a Bermuda limited company and a wholly-owned subsidiary of Longfellow (“Longe”), in exchange for the issuance to Longfellow of (i) 39,583,333 shares of common stock of the Issuer at a price of Cdn. $1.20 per share (the “Longfellow Shares”) and (ii) 10 million common share purchase warrants (the “Longfellow Warrants” and together with the Longfellow Shares, the “Longfellow Securities”). The Longfellow Warrants are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of Cdn. $3.00 per share. A copy of the form of the Longfellow Warrants is attached hereto as Exhibit D. The foregoing description of the Longfellow Warrants is qualified in its entirety by reference to the full text of the Longfellow Warrants. Further, on December 30, 2008, Dalea Partners, Dalea Management, Riata TransAtlantic and Mitchell acquired beneficial ownership of 34,381,667 shares of common stock of the Issuer at a price of Cdn. $1.20 per share and an aggregate purchase price of Cdn. $41,258,000 (the “Third Investment Shares”).
The First Investment Shares, the Second Investment Shares and the Third Investment Shares are hereinafter referred to as the “Shares.” The Shares, the Option Shares and the Longfellow Securities are hereinafter referred to as the “Securities.”
The Shares were acquired by Dalea Partners, Dalea Management, Riata TransAtlantic and Mitchell in exchange for working capital. The Option Shares were acquired by Mitchell through the exercise of stock options granted to him for his service on the Board of Directors of the Issuer. The Longfellow Securities were acquired by Longfellow as consideration for the sale to the Issuer of all of the outstanding shares of Longe.
Item 4. Purpose of the Transaction.
The Reporting Persons hold the Securities as reported herein for investment purposes.

From time to time the Reporting Persons may acquire additional shares of common stock of the Issuer in future open market or private transactions.
Other than as described above, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)	Amount beneficially owned:
(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common stock as stated in Rows 11 and 13 of the Dalea Partners cover page of this Fourth Amendment.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common stock as stated in Rows 11 and 13 of the Dalea Management cover page of this Fourth Amendment.

(iii)	Riata TransAtlantic beneficially owns the aggregate number and percentage of the Issuer’s common stock as stated in Rows 11 and 13 of the Riata TransAtlantic cover page of this Fourth Amendment.

(iv)	Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common stock as stated in Rows 11 and 13 of the Longfellow cover page of this Fourth Amendment. Of the amount beneficially owned by Longfellow, 10,000,000 shares of common stock represent the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of Cdn. $3.00 per share.

(v)	Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common stock as stated in Rows 11 and 13 of the Deut 8 cover page of this Fourth Amendment. Of the amount beneficially owned by Deut 8, 10,000,000 shares of common stock represent the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of Cdn. $3.00 per share.

(vi)	Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common stock as stated in Rows 11 and 13 of the Mitchell cover page of this Fourth Amendment. Of the amount beneficially owned by Mitchell, 10,000,000 shares of common stock represent the Longfellow Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of Cdn. $3.00 per share.

(b)	Power to Vote/ Power to Dispose:
(i)	Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common stock listed in Rows 8 and 10 of the Dalea Partners cover page of this Fourth Amendment.

(ii)	Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common stock listed in Rows 8 and 10 of the Dalea Management cover page of this Fourth Amendment.

(iii)	Riata TransAtlantic shares the power to vote and the power to dispose the amount of the Issuer’s common stock listed in Rows 8 and 10 of the Riata TransAtlantic cover page of this Fourth Amendment.

(iv)	Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common stock listed in Rows 8 and 10 of the Longfellow cover page of this Fourth Amendment.

(v)	Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common stock listed in Rows 8 and 10 of the Deut 8 cover page of this Fourth Amendment.

(vi)	Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common stock listed in Rows 7 and 9 of the Mitchell cover page of this Fourth Amendment. Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common stock listed in Rows 8 and 10 of the Mitchell cover page of this Fourth Amendment.
(c)	On December 30, 2008, Longfellow, Deut 8 and Mitchell acquired beneficial ownership of the Longfellow Securities. The acquisition of the Longfellow Securities was made pursuant to the terms of the Purchase Agreement dated September 19, 2008, attached hereto as Exhibit B (the “Purchase Agreement”). In addition, pursuant to the terms of the Purchase Agreement, on December 30, 2008, Dalea Partners, Dalea Management, Riata TransAtlantic and Mitchell acquired beneficial ownership of the Third Investment Shares in a private placement. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On December 30, 2008, the Issuer and Riata Management, LLC, an Oklahoma limited liability company (“Riata Management”), entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the

Amended and Restated Registration Rights Agreement, from time to time and subject to certain limitations, Riata Management has the right to request that the Issuer effect the qualification under Canadian securities laws of all or part of the common shares (and any securities of the Issuer issued on conversion of, in exchange for or in replacement of such common shares) owned or controlled by Riata Management, certain related entities and the parties who acquired the Securities (together, the “Qualifiable Securities”), to permit the distribution of such Qualifiable Securities to the public in any or all of the provinces and territories of Canada (a “Demand Qualification”). The Issuer shall not be obligated to effect any Demand Qualification for less than $5,000,000 or more than two Demand Qualifications in any twelve month period or until a period of at least 90 days has elapsed from the effective date of the most recent qualification.
In addition to the Demand Qualification rights, subject to certain limitations, if the Issuer proposes to file a prospectus under Canadian securities laws in order to permit the qualification of securities that are to be sold by the Issuer or any shareholder of the Issuer, the Issuer shall use reasonable efforts to include in the proposed distribution such number of Qualifiable Securities as Riata Management shall request upon the same terms as such distribution.
A copy of the form of the Amended and Restated Registration Rights Agreement is attached hereto as Exhibit C. The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement.
Item 7. Material to be Filed as Exhibits.
Exhibit A – Joint Filing Agreement for the Fourth Amendment.
Exhibit B – Purchase Agreement (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed by the Issuer (File No. 000-31643) with the SEC on November 26, 2008).
Exhibit C – Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Appendix C to the Definitive Proxy Statement on Schedule 14A filed by the Issuer (File No. 000-31643) with the SEC on November 26, 2008).
Exhibit D – Form of Common Share Purchase Warrant (incorporated by reference to Appendix D to the Definitive Proxy Statement on Schedule 14A filed by the Issuer (File No. 000-31643) with the SEC on November 26, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2008	DALEA PARTNERS, LP

	By:	Dalea Management, LLC its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

RIATA TRANSATLANTIC LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

LONGFELLOW ENERGY, LP

	By:	Deut 8, LLC its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DEUT 8, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd

N. MALONE MITCHELL, 3rd